EXHIBIT 99.1

Blue Hat Interactive Entertainment Technology Announces Share Repurchase Program

Xiamen, China – March 6, 2026: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a Cayman Islands exempted company, today announced that its board of directors has authorized a share repurchase program to buy back up to $1 million of its outstanding ordinary shares. This program reflects the Company’s confidence in its long-term growth prospects. The share repurchase program is expected for the next six months. The Company intends to fund the repurchases through a combination of cash on hand and cash generated from operations.

The Company may repurchase shares of its ordinary shares from time to time on the open market or in privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934. The timing and actual number of shares repurchased will depend on a variety of factors including regulatory restrictions on price, manner, timing, volume, corporate, and other regulatory requirements and other market conditions in an effort to minimize the impact of the purchases on the market for the stock.

About Blue Hat Interactive Entertainment Technology

Blue Hat was formerly a provider of communication services, as well as a producer, developer, and operator of AR interactive entertainment games, toys, and educational materials in China. Leveraging years of technological accumulation and unique patented technology, Blue Hat is expanding its business to commodity trading, aiming to become a leading intelligent commodity trader worldwide. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contact Information:

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net